AB Volvo

Press information February 2, 2007

Volvo - report on operations 2006

•	Net sales for the full year increased by 7% to SEK 248,135 M (231,191) Net sales in the fourth quarter amounted to SEK 65,065 M (65,287)

•	For 2006, income for the period rose 24% to SEK 16,318 M (13,108) In the fourth quarter, income for the period increased by 24% to SEK 3,701 M (2,995)

•	Basic earnings per share rose to SEK 40.20 (32.22) for the full year Basic earnings per share for the fourth quarter rose to SEK 9.13 (7.37)

•	Operating income rose to SEK 22,1111) M for the full year (18,153) In the fourth quarter, operating income increased to SEK 5,170 M (4,262)

•
The Brazilian Supreme Court decided in AB Volvo’s favor in an export credits dispute, which had a positive effect of SEK 357 M on operating income in the fourth quarter. This was offset by costs for capacity reductions in North America and reserves for the closure of Volvo Aero’s operations in Bromma, Sweden, totaling SEK 358 M

•	Operating cash flow, excluding Financial Services, amounted to SEK 12.6 billion for the full year (6.8) including transfers to pension foundations of SEK 3.3 billion (4.4)

•
The Board of Directors proposes an ordinary dividend of SEK 25 per share and an extraordinary dividend through a share split 6:1 where the sixth share will be redeemed by AB Volvo for an amount of SEK 25 per share

	Fourth quarter		Year
	2006	2005	2006	2005
Net sales, SEK M	65,065	65,287	248,135	231,191
Operating income, SEK M 1)	5,170	4,262	22,111	18,153
Goodwill adjustment	-	-	(1,712)	-
Operating income, SEK M	5,170	4,262	20,399	18,153
Income after financial items, SEK M	5,226	4,144	20,299	18,016
Income for the period, SEK M 2)	3,701	2,995	16,318	13,108
Basic earnings per share, SEK	9.13	7.37	40.20	32.22
Return on shareholders' equity during most recent 12-month period, %			19.6	17.8
1) Excluding adjustment of goodwill of SEK -1,712 M in the subsidiary Mack Trucks in 2006.
2) Including net effect of adjustment of goodwill and reversal of valuation reserve for deferred tax receivable in Mack Trucks of SEK 336 M in 2006.

As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), previously known as IAS, as adopted by the European Union. In the comments on earnings on pages 1-22 however, Volvo Financial Services is reported in accordance with the equity method. Financial information with Volvo Financial Services reported in accordance with the purchase method as it is stipulated by IFRS begins on page 23.

Aktiebolaget Volvo (publ) 556012-5790	Contacts
Investor Relations, VHQ	Investor Relations:	Christer Johansson	+46 31 66 13 34
SE-405 08 Göteborg, Sweden		Joakim Wahlström	+46 31 66 11 91
Tel +46 31 66 00 00 Fax +46 31 53 72 96		John Hartwell	+1 212 418 7432
www.volvo.com		Noah Weiss	+1 212 418 7431

CEO comment - record sales and increased profitability

The year 2006 was eventful, with extensive product launches and major changes in the industrial system, particularly toward the end of the year. Despite this, we posted the best year in history, in terms of sales and earnings.

During 2006, the Volvo Group increased sales by 7% to nearly SEK 250 billion, operating income by 22% to more than SEK 22 billion excluding an adjustment of goodwill (SEK 1,712 M) and reached an operating margin of almost 9%. Earnings per share rose by 25% to SEK 40.20 and return on equity was nearly 20%. It is also pleasing that we generated a strong operating cash flow, which for the full year amounted to SEK 12.6 billion. I am proud of all the effort contributed by our employees throughout the Group to achieve this. The result of the good achievements is that our employees will receive a maximum distribution from the Group’s profit sharing program, totalling approximately SEK 450 M.

Improved margins during an intensive quarter

During the fourth quarter, major changes were implemented in the industrial systems in Europe, particularly regarding Renault Trucks, with extensive changeovers to new trucks and engines. At the same time, we took the final step in the work to form a more cost-efficient industrial structure in Renault Trucks, where the focus now is on improving productivity.

In North America, we commenced changeover to the new generation of engines at the end of the year, which will be implemented during the first quarter in 2007. We are also adapting production capacity to meet the significantly lower demand in the North American truck market.

Naturally, the extensive product launches and production changeovers impact our profitability in the short term, but I am confident that they will strengthen our future competitiveness. Our new trucks with the new generation of engines were received positively in the market and combined with strong demand resulted in an increase of 79% in order bookings for heavy and medium-heavy trucks in Europe in the fourth quarter. The truck operations improved profitability with a margin of 8.0%.

Construction Equipment continued to perform strongly, with positive growth as well as increased profitability. In November, Volvo Aero took a strategic decision to close down the operations in Bromma, Sweden, which had an impact on operating income in the fourth quarter. In total, Group operating margin increased to 7.9% during the quarter, compared with 6.5% the previous year.

New products strengthen competitiveness

The most rapidly growing business area in 2006 was Construction Equipment, which, through its renewed product program increased sales by 17% and had a good profitability development. Despite declining sales, Buses improved its profitability, which however is still unsatisfactory. Buses’ new product generation has also been well received, primarily in terms of competitive fuel consumption.

Demand for Volvo Penta’s new drive system for leisure boats, IPS, continues to increase, and the result for 2006 remained at a satisfactory level. Volvo Aero is in a difficult phase in terms of investments in new aircraft engine components and declined somewhat, while Financial Services maintained its stable earnings capacity and produced a return on shareholders’ equity of 15.5%.

Advanced positions in Eastern Europe and Asia

Our geographic expansion eastwards gained momentum in 2006. In Eastern Europe, we recorded something of a breakthrough with more than 40% increase in sales. During the fourth quarter, order bookings for trucks more than doubled in the region. Due to early and long-term investments in the market, we are now able to benefit from the rapid economic growth in these countries. We plan to increase investments in Eastern Europe.

Thanks to the agreement regarding Lingong, we are the first foreign manufacturer of construction equipment in China with a nationwide dealer network. With regard to trucks, together with Japanese Nissan Diesel, we have prepared the guidelines for our strategic alliance and in China discussions deepened with Dongfeng Motors on future collaboration in the truck and bus area.

New product generation and expansion eastwards

Indications point to continued strong global economy in 2007, however, with the exception of a weakening in North America. At present, we estimate that the truck market in Europe will increase somewhat in 2007 and reach a level of approximately 300,000 heavy trucks, compared with the previous assessment of 290,000 trucks. Demand in North America will decline sharply during the first six months of the year, while the second six months is still difficult to assess.

We are now seeing increasingly distinct advantages of the Group being well structured, with effectively coordinated units in which we gain from the combined volumes within purchasing, manufacturing and business support functions. The year 2007 will be exciting, particularly since we will roll out the entire new product generation on the markets and take new steps in the expansion eastward.

Leif Johansson
President and CEO

Higher sales and improved earnings

Net sales by market area	Fourth quarter			Year
SEK M	2006	2005	Change	2006	2005	Change
Western Europe	29,682	29,172	2%	113,569	106,479	7%
Eastern Europe	5,174	3,711	39%	16,044	11,401	41%
North America	17,354	18,245	(5%)	73,657	67,233	10%
South America	3,289	3,989	(18%)	12,533	11,901	5%
Asia	5,675	6,418	(12%)	19,610	22,598	(13%)
Other markets	3,891	3,752	4%	12,722	11,579	10%
Total	65,065	65,287	(0%)	248,135	231,191	7%

The Volvo Group’s net sales amounted to SEK 65,065 M in the fourth quarter of 2006, which was more or less unchanged compared with SEK 65,287 M in the fourth quarter of 2005. Adjusted for currency effects and for the effects of acquired and divested units, net sales increased by 6%.
Trucks’ net sales rose 1% and amounted to SEK 43,711 M (43,441). Construction Equipment’s net sales rose by 4% to SEK 10,753 M (10,301) and Volvo Penta’s were up 4% to SEK 2,536 M (2,428). On the other hand, Volvo Aero’s net sales declined by 2% to SEK 2,076 M (2,110) and Buses’ decreased by 15% to SEK 4,476 M (5,260).
For the full year, the Volvo Group’s net sales increased by 7% to SEK 248,135 M (231,191).

Improved operating income

In the fourth quarter of 2006, operating income rose by 21% to SEK 5,170 M (4,262). The improvement is the result of improved product and market mix and higher prices on new products with increased customer value.
The operating income includes a positive effect of SEK 357 M as a consequence of the Brazilian Supreme Court’s decision to rule in AB Volvo’s favor in an export credits dispute, of which SEK 310 M is included in the operating income of Trucks and SEK 47 M in the operating income of Buses. In addition, costs of SEK 258 M relating to the decision in principle on closure of Volvo Aero’s operations in Bromma, Sweden, SEK 100 M from capacity adjustments in North America and approximately SEK 500 M related to costs for the changeover in the industrial systems and production starts of new engines and trucks primarily in Renault Trucks. The operating income for 2005 included costs of approximately SEK 500 for product launches and production starts, a write-down of the holding in the American bus manufacturer Blue Bird amounting to approximately SEK 550 M and a capital gain from the sale of Celero Support amounting to approximately SEK 430 M.
The total impact of exchange rate fluctuations affected operating income negatively by approximately SEK 800 M in the fourth quarter of 2006 compared with the corresponding period in 2005.
Income from investments in associated companies includes SEK 39 M (-) from Nissan Diesel, which is reported in the Trucks segment.
Detailed comments are provided in the business area sections beginning on page 11.
For the full year, operating income rose by 22% to SEK 22,111 M (18,153), excluding an adjustment of goodwill during the third quarter 2006, which had a negative impact of SEK 1,712 M. However, this adjustment resulted in a positive effect on income taxes by SEK 2,048 M, giving a net positive effect on income for the year in an amount of SEK 336 M. As an effect of the Group’s good profitability in 2006, SEK 450 M of the year’s profits was reserved for the Group’s employee profit-sharing program.

Financial net

Net interest income in the fourth quarter was SEK 62 M, compared with an expense of SEK 141 M in the year-earlier period. The improvement is mainly attributable to higher short-term interest rates in Sweden and lower costs for pension obligations, thanks to earlier year’s transfers to pension foundations.
During the quarter Other financial income and expenses includes a positive effect of SEK 19 M from the market valuation of derivatives in accordance with IAS 39 (positive SEK 110 M).

Income taxes

Tax expenses relating to both current and deferred tax amounted to SEK 1,525 M (1,149) during the fourth quarter of 2006. The tax rate for the quarter was 29% (28).

Income for the period and earnings per share increased

Income for the period increased to SEK 3,701 M (2,995) in the fourth quarter. Basic earnings per share amounted to SEK 9.13 (7.37). Conditional upon all outstanding options being exercised, earnings per share after full dilution amounted to SEK 9.13 (7.36).
Income for the year amounted to SEK 16,138 M (13,108). Basic earnings per share amounted to SEK 40.20 (32.22). Conditional upon all outstanding options being exercised, earnings per share after full dilution amounted to SEK 40.17 (32.16).

Number of employees

On December 31, 2006, the Volvo Group had 83,187 employees, compared with 81,856 at year-end 2005.

Volvo Group Income Statements	Fourth quarter		Year
SEK M	2006	2005	2006	2005
Net sales	65,065	65,287	248,135	231,191
Cost of sales	(50,821)	(51,677)	(192,242)	(180,823)
Gross income	14,244	13,610	55,893	50,368
Research and development expenses	(2,380)	(1,972)	(8,354)	(7,557)
Selling expenses	(5,170)	(5,687)	(19,999)	(19,616)
Administrative expenses	(1,727)	(1,614)	(6,352)	(6,147)
Other operating income and expenses 1)	(361)	(29)	(3,292)	(397)
Income from Financial Services 2)	524	479	2,301	2,033
Income from investments in associated companies	27	(517)	61	(568)
Income from other investments	13	(8)	141	37
Operating income	5,170	4,262	20,399	18,153
Interest income and similar credits	254	155	897	816
Interest expenses and similar charges	(192)	(296)	(816)	(1,134)
Other financial income and expenses	(6)	23	(181)	181
Income after financial items	5,226	4,144	20,299	18,016
Income taxes	(1,525)	(1,149)	(3,981)	(4,908)
Income for the period*	3,701	2,995	16,318	13,108
* Attributable to:
Equity holders of the parent company	3,697	2,981	16,268	13,054
Minority interests	4	14	50	54
	3,701	2,995	16,318	13,108

Basic earnings per share, SEK	9.13	7.37	40.20	32.22
Diluted earnings per share, SEK	9.13	7.36	40.17	32.16
Number of shares outstanding, million	404.8	404.5	404.8	404.5
Average number of shares during period, million	404.8	404.5	404.7	405.2
Average diluted number of shares during period	405.0	405.1	405.0	405.9
Number of company shares, held by AB Volvo	20.9	21.2	20.9	21.2
Average number of company shares, held by AB Volvo	20.9	21.2	21.1	28.2
1) 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK -1,712 M. 2) Financial Services reported in accordance with the equity method.

Key operating ratios, Volvo Group	Fourth quarter		Year
%	2006	2005	2006	2005
Gross margin	21.9	20.8	22.5	21.8
Research and development expenses in % of net sales	3.7	3.0	3.4	3.3
Selling expenses in % of net sales	7.9	8.7	8.1	8.5
Administrative expenses in % of net sales	2.7	2.5	2.6	2.7
Operating margin 1)	7.9	6.5	8.9	7.9
Operating margin	7.9	6.5	8.2	7.9
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in 2006.

Condensed income statement - Financial Services	Fourth quarter		Year
SEK M	2006	2005	2006	2005
Net sales	2,138	1,956	8,969	7,549
Income after financial items	524	479	2,301	2,033
Income taxes	(187)	(150)	(756)	(609)
Income for the period	336	329	1,545	1,424

Key ratios - Financial Services	Dec 31	Dec 31
12-month rolling figures unless otherwise stated	2006	2005
Return on shareholders' equity, %	15.5	15.3
Equity ratio at end of period, %	11.5	11.2
Asset growth, %	(2.0)	20.0

The Volvo Group’s financial position

Total assets in the Volvo Group amounted to SEK 258.4 billion at December 31, 2006 - up SEK 1.2 billion compared with year-end 2005. Assets increased mainly as a result of investments in shares and participations, which comprises the investments in Nissan Diesel and Deutz carried out during the year and increased working capital as a result of higher sales. Currency movements reduced total assets in an amount of SEK 14.5 billion. As of December 31, 2006 assets and liabilities in Volvo Aero Engine Services (VAES) are classified as non-current assets held for sale, for further information see Significant events on page 19.
Shareholders’ equity at December 31, 2006, amounted to SEK 87.2 billion, which corresponds to 43.5% of total assets, excluding Financial Services. Changes in shareholders’ equity during the period are specified on page 8. The Group’s net financial assets at the same date, excluding Financial Services, amounted to SEK 24.7 billion, corresponding to 28.3% of shareholders’ equity. Changes in net financial position are specified on page 9.
Sales to associated companies amounted to SEK 156 M and purchases from associated companies amounted to SEK 288 M during 2006. At December 31, 2006 receivables from associated companies amounted to SEK 40 M and liabilities to associated companies totaled SEK 39 M. Sales to Renault SA amounted to SEK 336 M and purchases from Renault SA amounted to SEK 4,031 M. At December 31, 2006 receivables from Renault SA amounted to SEK 97 M and liabilities to Renault SA were SEK 1,176 M.
Total contingent liabilities at December 31, 2006 amounted to SEK 7.7 billion (7.9).

Volvo Group Balance Sheets	Volvo Group excl. Financial Services1)		Financial Services		Volvo Group total
	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
SEK M	2006	2005	2006	2005	2006	2005
Assets
Intangible assets	19,054	20,348	62	73	19,117	20,421
Property, plant and equipment	30,493	31,330	3,886	3,738	34,379	35,068
Assets under operating leases	11,822	10,260	279	700	20,501	20,839
Shares and participations	16,565	10,357	29	28	6,890	751
Long-term customer finance receivables	582	725	39,276	39,083	32,089	31,184
Long-term interest-bearing receivables	3,463	1,399	60	60	3,150	1,433
Other long-term receivables	7,723	7,242	393	271	7,913	7,026
Inventories	33,893	33,583	318	342	34,211	33,937
Short-term customer finance receivables	611	652	36,979	38,907	32,653	33,282
Short-term interest bearing receivables	9,751	6,292	0	0	966	464
Other short-term receivables	35,612	36,750	1,564	1,607	34,654	35,855
Non-current assets held for sale, non interest-bearing	800	-	-	-	800	-
Non-current assets held for sale, interest-bearing	5	-	-	-	5	-
Marketable securities	20,324	28,662	18	172	20,342	28,834
Cash and cash equivalents	9,583	7,385	1,238	868	10,757	8,113
Total assets	200,281	194,985	84,102	85,849	258,427	257,207

Shareholders' equity and liabilities
Shareholders' equity 2)	87,188	78,760	9,703	9,634	87,188	78,760
Provisions for post-employment benefits	8,661	11,966	31	20	8,692	11,986
Other provisions	19,385	17,164	1,321	1,264	20,970	18,556
Loans	9,779	13,097	67,991	69,993	66,957	74,885
Liabilities associated with assets held for sale, non interest-bearing	273	-	-	-	273	-
Liabilities associated with assets held for sale, interest -bearings	7	-	-	-	7	-
Other liabilities	74,988	73,998	5,056	4,938	74,340	73,020
Shareholders' equity and liabilities	200,281	194,985	84,102	85,849	258,427	257,207
1) Financial Services reported in accordance with the equity method. 2) Of which minority interests SEK 284 M (260).

Changes in net financial position, excl. Financial Services
SEK bn	Fourth quarter		Year
Beginning of period		15.0		18.7
Cash flow from operating activities excl. Financial Services	10.0		21.9
Investments in fixed assets, net	(2.6)		(9.3)
Operating cash-flow, excluding Financial Services		7.4		12.6
Investments and divestments of shares, net		0.0		(5.8)
Acquired and divested operations, net		0.2		0.6
Change in provision for post-employment benefits		1.5		3.3
Dividend paid to AB Volvo shareholders		0.0		(6.8)
Currency effect		0.1		1.0
Other		0.5		1.1
Total change		9.7		6.0
Net financial position at end of period		24.7		24.7

Changes in shareholders' equity	Year
SEK bn	2006	2005
Total equity at beginning of period	78.8	70.2
Shareholders' equity attributable to equity holders of the parent company at beginning of period	78.5	70.0
Impact from new accounting principles	-	0.3
Translation differences	(2.7)	3.5
Translation differences on hedge instruments of net investments in foreign operations	0.1	(0.2)
Available-for-sale investments	0.4	0.1
Cash flow hedges	1.0	(1.4)
Net income recognized directly in equity	(1.2)	2.0
Income for the period	16.3	13.1
Total recognized income and expense for the period	15.1	15.1
Dividend to Volvo's shareholders	(6.8)	(5.1)
Repurchase own shares	-	(1.8)
Share-based payments	0.2	0.0
Other changes in Nissan Diesel's equity	(0.1)	-
Other changes	0.0	0.0
Shareholders' equity attributable to equity holders of the parent company at end of period	86.9	78.5
Minority interests at beginning of period	0.3	0.2
Translation differences	0.0	0.0
Net income recognized directly in equity	0.0	0.0
Income for the period	0.0	0.1
Total recognized income and expense for the period	0.0	0.1
Cash dividend	0.0	0.0
Other changes	0.0	0.0
Minority interests at end of period	0.3	0.3
Total equity at end of period	87.2	78.8

Key ratios	Dec 31	Dec 31
12-month rolling figures unless otherwise stated	2006	2005
Basic earnings per share, SEK	40.20	32.22
Shareholders' equity, excluding minority interests, per share, at end of period, SEK	215	194
Return on operating capital excluding Financial Services, %	35.2	33.7
Return on shareholders' equity, %	19.6	17.8
Net financial position at end of period, SEK billion	24.7	18.7
Net financial position at end of period as percentage of shareholders' equity	28.3	23.7
Shareholders' equity at end of period as percentage of total assets	33.7	30.6
Shareholders' equity as percentage of total assets, excluding Financial Services	43.5	40.4

Strong operating cash flow

In the fourth quarter of 2006, operating cash flow, excluding Financial Services, amounted to SEK 7.4 billion (5.8). Working capital decreased by SEK 3.8 billion in the fourth quarter, this was in line with the decrease during the fourth quarter the previous year. The decrease was mainly an effect of lower inventories.
The fourth quarter 2006 includes transfers to pension plans amounting to SEK 1.5 billion. In the fourth quarter of 2005, the transfers to pension plans amounted to SEK 0.8 billion. During the full year 2006 the transfers to pension plans amounted to SEK 3.3 billion (4.4).

Cash-flow statement	Fourth quarter		Year
SEK bn	2006	2005	2006	2005
Operating activities
Operating income 1)	4.7	3.8	18.1	16.1
Depreciation and amortization	2.3	2.1	10.0	7.3
Other non-cash items	0.2	0.3	0.6	0.2
Change in working capital	3.8	3.7	(3.1)	(5.6)
Financial items and income taxes paid	(1.0)	(0.9)	(3.7)	(1.9)
Cash flow from operating activities	10.0	9.0	21.9	16.1

Investing activities
Investments in fixed assets	(2.8)	(3.4)	(9.7)	(9.9)
Investment in leasing vehicles	(0.1)	(0.1)	(0.5)	(0.3)
Disposals of fixed assets and leasing vehicles	0.3	0.3	0.9	0.9
Operating cash flow excl. Financial Services	7.4	5.8	12.6	6.8

Operating cash flow, Financial Services	(1.3)	(3.0)	(1.8)	(4.4)

Operating cash flow, Eliminations	(0.4)	0.1	(0.7)	(0.6)

Operating cash flow, Volvo Group total	5.7	2.9	10.1	1.8

Investments and divestments of shares, net	0.0	0.1	(5.8)	0.3
Acquired and divested operations, net	0.1	0.4	0.5	0.7
Interest-bearing receivables incl. marketable securities, net	(2.0)	(4.9)	7.7	(1.3)
Cash flow after net investments	3.8	(1.5)	12.5	1.5

Financing activities
Change in loans, net	(2.0)	0.7	(2.6)	3.6
Dividend to AB Volvo shareholders	0.0	-	(6.8)	(5.1)
Repurchase of own shares	-	-	-	(1.8)
Other	0.0	0.0	0.0	0.0
Change in cash and cash equivalents excl. translation differences	1.8	(0.8)	3.1	(1.8)
Translation difference on cash and cash equivalents	(0.2)	0.1	(0.5)	1.1
Change in cash and cash equivalents	1.6	(0.7)	2.6	(0.7)
1) Excluding Financial Services.

Financial review by business area

Net sales	Fourth quarter		Year
SEK M	2006	2005	2006	2005	Change
Trucks	43,711	43,441	166,306	155,396	7%
Buses	4,476	5,260	16,856	16,589	2%
Construction Equipment	10,753	10,301	40,564	34,816	17%
Volvo Penta	2,536	2,428	10,485	9,776	7%
Volvo Aero	2,076	2,110	8,048	7,538	7%
Other units and eliminations	1,513	1,747	5,876	7,076	(17%)
Net sales	65,065	65,287	248,135	231,191	7%

Operating income	Fourth quarter		Year
SEK M	2006	2005	2006	2005	Change
Trucks 1)	3,498	2,742	14,369	11,717	23%
Buses	191	134	633	470	35%
Construction Equipment	992	736	3,888	2,752	41%
Volvo Penta	200	205	1,002	943	6%
Volvo Aero	(150)	219	345	836	(59%)
Financial Services	524	479	2,301	2,033	13%
Other units and eliminations	(85)	(253)	(427)	(598)	-
Operating income 1)	5,170	4,262	22,111	18,153	22%
Goodwill adjustment	-	-	(1,712)	-	-
Operating income	5,170	4,262	20,399	18,153	12%
1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in 2006. Trucks' operating income amounts to SEK 12,657 M including the adjustment.

Operating margin	Fourth quarter		Year
%	2006	2005	2006	2005
Trucks 1)	8.0	6.3	8.6	7.5
Buses	4.3	2.5	3.8	2.8
Construction Equipment	9.2	7.1	9.6	7.9
Volvo Penta	7.9	8.4	9.6	9.6
Volvo Aero	(7.2)	10.4	4.3	11.1
Operating margin incl. Financial Services 1)	7.9	6.5	8.9	7.9
Operating margin incl. Financial Services	7.9	6.5	8.2	7.9

1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in 2006.

Trucks - continued earnings improvement

•	Strong European market - order bookings up 58%
•	Production changes in Renault Trucks
•	More detailed discussions with Nissan Motor and Dongfeng Group on cooperation

Net sales by market area	Fourth quarter			Year
SEK M	2006	2005	Change	2006	2005	Change
Europe	23,621	22,579	5%	88,323	79,706	11%
North America	12,097	12,583	(4%)	50,605	46,129	10%
South America	2,535	2,156	18%	9,213	7,657	20%
Asia	2,830	3,483	(19%)	8,975	13,551	(34%)
Other markets	2,628	2,640	(0%)	9,190	8,353	10%
Total	43,711	43,441	1%	166,306	155,396	7%

Strong market for heavy trucks in Europe

For the full year 2006, the total number of new registrations in Europe 27 increased by 7% to 294,997 heavy trucks (276,822). The markets in Western Europe continued to grow as a result of increased transport needs. For the full year 2006, new registrations increased by 12% in Germany, 2% in Spain, 2% in Italy and 43% in the Netherlands. On the other hand, new registrations declined by 3% in the UK and 4% in France. The markets in Eastern Europe continue to show very strong growth. Registration increased by 45% in Poland, 14% in the Czech Republic, 35% in Slovakia and 15% in Hungary.
Sales of heavy trucks (Class 8) rose by 13% in North America for the full-year 2006 to 348,866 trucks, compared with 307,973 in 2005. The increase was a result of customers electing to pre-buy trucks before new emission regulations took effect on January 1, 2007 and due to substantial transport needs.
In Brazil, the market declined by 9% to 39,873 heavy trucks (43,777). The Japanese market grew by 6% to 50,742 trucks (47,761). The Chinese market for trucks over 14 tons grew by 27% to 277,534 trucks (218,670) through November.
In all of Europe, there is a strongly increasing need for transport, particularly between east and west, resulting in increased demand for heavy trucks. A significant factor is the strong economic trend in Europe. The strongest growth is seen in Eastern Europe, where the new EU member states are major contributors. Eastern European countries outside the EU also showed a very positive trend and are expected to show continued strong demand for transports and thus heavy trucks during 2007. The total European market is expected to comprise about 300,000 new trucks during 2007, compared with previous forecasts of a level of 290,000 new trucks.
Demand in the North American market is expected to decline sharply during the first half of 2007 as a consequence of pre-buying during 2006. Demand in the second half of the year remains difficult to assess.

Strong growth in Europe underlies increased order bookings

Order bookings per market	Fourth quarter			Year
Number of trucks	2006	2005	Change	2006	2005	Change
Europe	44,888	28,343	58%	141,039	104,850	35%
North America	7,517	18,843	(60%)	45,587	72,919	(37%)
South America	3,174	3,871	(18%)	11,829	11,921	(1%)
Asia	3,491	3,690	(5%)	14,140	24,278	(42%)
Other markets	2,929	2,561	14%	11,716	9,783	20%
Total	61,999	57,308	8%	224,311	223,751	0%

During the fourth quarter, order bookings for Trucks increased by 8% to 61,999 trucks (57,308). Above all, Europe showed a positive trend with an increase of 58%. Order bookings for heavy and medium-heavy trucks rose by 79%, while light trucks declined by nearly 30% due to the new version of the Renault Mascott with the Euro 4 engine not being available for sale during the quarter. The new model was shown to customers in late January 2007, and deliveries will begin in the middle of 2007. Both Volvo Trucks’ and Renault Trucks’ new product programs had a very substantial impact on the market.

The decline was as expected substantial in North America, since customers to a great extent did not order trucks that meet the new emission requirements that took effect on January 1, 2007. Order bookings are expected to remain at a relatively low level over the coming months as an effect of the early orders during 2006 and hesitation among customers with respect to trucks with the new-generation engines.

High delivery rate

Deliveries per market	Fourth quarter			Year
Number of trucks	2006	2005	Change	2006	2005	Change
Europe	30,358	29,823	2%	114,417	103,622	10%
North America	17,672	16,709	6%	70,499	64,974	9%
South America	2,863	2,883	(1%)	11,646	11,248	4%
Asia	4,590	6,627	(31%)	12,817	25,706	(50%)
Other markets	3,306	2,511	32%	10,552	8,829	20%
Total	58,789	58,553	0%	219,931	214,379	3%

The rate of truck deliveries was high during the fourth quarter, and capacity utilization in the production plants was at a high or very high level across the board. In total, 58,789 trucks were delivered during the quarter, compared with 58,533 trucks during the corresponding period a year earlier. Deliveries increased in all markets except South America and Asia. The decline in Asia was attributable to sharply lower deliveries to the Middle East.

Improved profitability

Net sales in Trucks operations amounted to SEK 43,711 M for the fourth quarter, which was an increase of 1% over sales of SEK 43,441 M in the same quarter of 2005. Adjusted for currency movements, net sales increased by 7%, primarily as a result of a favorable product and market mix.
Operating income increased by 28% to SEK 3,498 M (2,742) in the fourth quarter. Operating income included a positive effect of SEK 310 M deriving from settlement of a dispute relating to export credits in Brazil. The operating margin rose to 8.0% (6.3). The favorable product and market mix and higher prices for new products with increased customer value also had a positive impact on profitability. In addition, profits continued to increase in the dealer organization, which was offset by increased costs of about SEK 500 M in conjunction with production changes, primarily within Renault Trucks, and by some SEK 100 M relating to capacity reductions in North America.
Net sales for the full year increased by 7% to SEK 166,306 M (155,396). Operating income excluding adjustments of goodwill amounted to SEK 14,369 M (11,717), while the operating margin was 8.6% (7.5).

High activity during the first quarter

To meet the very high demand in Europe, Volvo Trucks increases capacity as of February in its European manufacturing system, by about 5%, compared with year-end 2006. Volvo Trucks plans to increase capacity by a further 10% toward the end of the second quarter. To retain its leading position and to take advantage of the very strong economic trend in Eastern Europe, Volvo Trucks will increase investments in new Volvo Truck Centers in strategic locations in the region.
Renault Trucks’ deliveries and productivity were affected negatively by extensive production changes in the industrial system in conjunction with the introduction of new truck models and engines. During the fourth quarter, phasing out of the Renault Kerax plant in Villaverde was completed. Assembly of Renault Trucks’ heavy truck program was thus concentrated to the plant in Bourg-en-Bresse. The current focus is on improving productivity and ensuring delivery capacity to meet the strong demand. In January, Renault Trucks signed an agreement with Nissan Motor regarding distribution of the light truck Renault Maxity, which will be manufactured by Nissan Motor. Renault Maxity supplements Renaults other light truck programs.
In North America, phase-out of the older generation engines has begun for both Volvo and Mack. In parallel with this changeover, adaptation of production to lower volumes during 2007 was initiated. In both of the Group’s truck production plants in North America, the changeover to new engines and capacity reductions will take place during the first quarter.
In January, Mack Trucks launched a new truck for the refuse and construction segment called TerraPro Cabover with the new MP engine family. A low-entry version of TerraPro Cabover will be introduced later in the year.

Buses - increased profitability in spite of lower sales

•	Improved profits
•	Higher order intake in Europe, the US and Canada, lower in other regions
•	Fewer deliveries

Net sales by market area	Fourth quarter			Year
SEK M	2006	2005	Change	2006	2005	Change
Europe	2,229	1,819	23%	7,509	7,142	5%
North America	1,339	1,246	7%	4,910	4,247	16%
South America	279	1,396	(80%)	1,537	2,641	(42%)
Asia	387	547	(29%)	2,003	1,612	24%
Other markets	242	252	(4%)	897	947	(5%)
Total	4,476	5,260	(15%)	16,856	16,589	2%

Market trends vary

The global bus market is stable but varies between the various markets. Registrations in Europe increased by 7% up until September. The highest growth was in Central Europe due to registration of vehicles with Euro 3 engines. In North America, the coach bus market increased by 20% during 2006, driven primarily by pre-buying effects in anticipation of new environmental regulation in 2007. Intercity traffic was at the same level as in 2005. In Mexico, the coach bus market was at the same level as in 2005.

Lower order bookings

During the fourth quarter, order bookings totaled 3,258 buses, compared with 3,764 buses in the same period in the preceding year, a decline of 13%. Order bookings were lower in China, South America and Mexico, while they increased in Europe, the US and Canada.
During the fourth quarter, 2,464 buses were delivered, compared with 3,344 in the same period in 2005, a decline of 26%. Deliveries were higher in Europe than in the preceding year, and it was primarily South America where deliveries were lower than last year, which was due to the large delivery of 1,779 buses to Santiago, Chile in 2005.

Earnings increase in fourth quarter

Net sales for the fourth quarter amounted to SEK 4,476 M, down 15%, compared with SEK 5,260 M in the preceding year. Adjusted for exchange rate movements, net sales declined by 9%. This primary reason was lower volumes due to reduced deliveries in South America.
Operating income increased to SEK 191 M, compared with SEK 134 M in the preceding year. The result was positively impacted by the good development in the US and Canada, while it was negatively impacted by lower profitability in Mexico and South America. Operating income included a positive effect of SEK 47 M following settlement of a dispute regarding export credits in Brazil. The operating margin amounted to 4.3% (2.5).
For the full-year 2006, net sales increased 2% to SEK 16,856 M (16,589). Operating income improved 35% to SEK 633 M (470), and the operating margin rose to 3.8% (2.8).

Efficiency work continues

Volvo Buses continues to focus on increasing efficiency globally in both the commercial and the industrial system. The introduction and sales of the new products with the new engine generation that was launched during the autumn continues to have high priority.
During the fourth quarter, Volvo Buses received a number of significant orders. Volvo Buses’ subsidiary Nova Bus will deliver 322 articulated buses to Quebec between 2009 and 2012. Nova Bus will also deliver 126 city buses to Vancouver during 2007. The introduction of the Euro 4 engine was very positive. Good order intake of Euro 4 was recorded in the UK, including 110 B7R school buses to be delivered to Northern Ireland.

Construction Equipment - continued improved profitability

•	Operating income increased 35%
•	2006 all-time high in volumes, sales and earnings
•	L350F launched - VCE’s largest wheel loader ever

Net sales by market area	Fourth quarter			Year
SEK M	2006	2005	Change	2006	2005	Change
Europe	5,268	4,537	16%	18,759	15,524	21%
North America	2,202	2,731	(19%)	11,280	10,337	9%
South America	370	343	8%	1,358	1,238	10%
Asia	1,996	1,905	5%	6,903	5,717	21%
Other markets	917	785	17%	2,264	2,000	13%
Total	10,753	10,301	4%	40,564	34,816	17%

Total world market up 5% in the fourth quarter

The total world market for heavy and compact equipment, in the product areas were Volvo CE participate, increased 5% in the last quarter 2006 compared to the same period the year before. North America, strongly driven by a down-turn in the compact segment, was down 20%. The European total market increased 7%, Asia, strongly driven by China, was up 15% and Other markets grew by 30%.
For the full year 2006 the total world market for heavy and compact was up 9%.

Total market development in the fourth quarter, unit sales in %	Europe	North America	Asia	Other markets	Total
Heavy equipment	+15	(3)	+18	+29	+17
Compact equipment	+2	(28)	+13	+33	(3)
Total	+7	(20)	+15	+30	+5

For 2007 the European market is expected to continue to grow in the range of 0-5%. The Asian market is projected to grow by close to 10%, with China as the driving force, and Other markets are expected to grow by 10-15%. The development in these parts of the world is expected to compensate a down-turn in North America, where the market is expected to decline by 5-10%. The decline is mainly an effect of lower demand for compact equipment, which is a consequence of lower housing related activities.

Strong order bookings

Order bookings remain strong and the total value of the order book on December 31 was 60% higher compared with the same date in the preceding year. Total sales volume in 2006 increased by 11% and reached and all-time-high of over 37.000 units.

Sharp increase in sales and operating income

Net sales for Construction Equipment increased during the quarter by 4% to SEK 10,753 (10,301). Adjusted for currency movements, net sales rose 12%. Operating income during the period was up by 35% to SEK 992 (736) and the operating margin increased to 9.2% (7.1). The improved performance is mainly due to higher volumes, a favorable product mix and high capacity utilization.
For the full year 2006, financial performance was all-time-high. Sales increased 17% to SEK 40,564 (34,816), operating income was up 41% to SEK 3,888 (2,752) and the operating margin rose to 9.6% (7,9).

Investment in Lingong in China approved and new wheel loader launched

During the fourth quarter Volvo CE launched its largest wheel Loader ever, the new L 350 F replacing the 330 E model. The 350 F is equipped with Volvos 16 liter engine and with its improved performance it is a very good bundle with the biggest haulers A35 and A40.
During the first quarter of 2007 all necessary approvals for the earlier announced investment of 70% in Shandong Lingong has been received, and the operation will be consolidated in Volvo CE financial reporting as from 1 January 2007. For further information, see Significant events on page 19.

Volvo Penta - continued favorable profitability

•	Sales exceeded SEK 10 billion for the full-year 2006
•	Operating income exceeded SEK 1 billion on an annual basis for the first time
•	Continued strong growth in Europe

Net sales by market area	Fourth quarter			Year
SEK M	2006	2005	Change	2006	2005	Change
Europe	1,411	1,309	8%	5,822	5,102	14%
North America	591	628	(6%)	2,815	2,832	(1%)
South America	70	55	27%	221	208	6%
Asia	384	385	(0%)	1,359	1,427	(5%)
Other markets	80	51	57%	268	207	29%
Total	2,536	2,428	4%	10,485	9,776	7%

Continued strong market in Europe, weakening in the US

The European market for diesel engines remained strong during the fourth quarter for both leisure boats and industrial applications, primarily diesel-powered gensets.
In the US, the market for marine engines was somewhat weaker, compared with the preceding quarter. Demand for industrial engines was strong in many parts of the world, such as Turkey and South Africa, as was demand for engines for commercial shipping.

Strengthened market shares

Volvo Penta strengthened its market shares in Europe, due particularly to the IPS system, which created a new market in the inboard segment. A strong trend for Volvo Penta IPS was also noted in the US, where the new system in combination with the joystick has also begun to be used in the important sport-fishing boat segment.
Volvo Penta’s positions in industrial engines were strengthened, in part for mobile applications, such as cranes and terminal forklifts.
As of December 31, 2006, the volume in the total order stock was 5% higher than at the same date in the preceding year.

Retained earnings level

Volvo Penta’s sales increased by 4% during the fourth quarter from SEK 2,428 M to SEK 2,536 M. Adjusted for currency movements, sales increased by 15%.
Operating income for the fourth quarter amounted to SEK 200 M, compared with SEK 205 M for the corresponding period in the preceding year. The operating margin amounted to 7.9% (8.4). Profits were negatively affected by an unfavorable product mix, primarily in the industrial engine segment.
For the full-year 2006, net sales increased by 7% to SEK 10,485 M (9,776), while operating income increased by 6% to SEK 1,002 M (943). The operating margin was stable at 9.6%.

New industrial engines

During the fourth quarter, Volvo Penta launched a series of new 16-liter diesel engines designed for diesel-powered gensets. The new industrial engines are Volvo Penta’s strongest to date for electricity production in a market segment in which Volvo Penta is currently the world leader.
The new forward-facing propellers, Volvo Penta IPS, are reaching an increasing number of customers. In the US, a four-engine installation of the IPS system was launched in a new 75-foot express cruiser. With this type of multiple-engine installation, Volvo Penta is entering a market for high power classes and thus significantly larger boats.

Volvo Aero - discontinuation costs and new investments affected earnings

•	World air travel continues to grow
•	Decision in principle to close down Bromma plant
•	Record high number of production start ups of new components

Net sales by market area	Fourth quarter			Year
SEK M	2006	2005	Change	2006	2005	Change
Europe	914	904	1%	3,613	3,406	6%
North America	1,037	1,037	0%	3,815	3,612	6%
South America	31	49	(37%)	173	168	3%
Asia	71	98	(28%)	356	284	25%
Other markets	23	22	5%	91	68	34%
Total	2,076	2,110	(2%)	8,048	7,538	7%

Air traffic continues to increase

Airline passenger traffic increased by 4.4% in November and by 4.3% for the first eleven months of 2006. Passenger traffic improved during October and November and is now back at the long-term trend level. The cabin factor, meaning the number of available seats sold, continued to improve in November and amounted to 75.2%. The year 2006 was another strong year with respect to commercial aircraft orders. Airbus and Boeing received orders for 1,882 new aircraft during 2006, which was 12% less than the record year of 2005. The order backlog at year-end had reached a new record level of 4,988 aircraft.
During 2006, Airbus and Boeing delivered 832 aircraft, an increase of 25%, compared with 2005. The aircraft manufacturers expect a further increase by approximately 10% during 2007. Overall, this means that the market remains strong. A challenge for both aircraft and aircraft engine manufacturers, however, is to handle the increased production rate, while continuing development of new aircraft and aircraft engine programs.

Many new production starts reduced profits

During the fourth quarter, Volvo Aero’s net sales amounted to SEK 2,076, which was 2% lower than in the fourth quarter of 2005 (2,110), Adjusted for currency movements, sales increased by 5%.
An operating loss of SEK 150 M was reported, compared with an income of SEK 219 M in the preceding year. In November, Volvo Aero took a strategic decision to phase out maintenance operations in Bromma, which had reported losses for many years. Earnings were negatively affected in an amount of SEK 258 M for discontinuation costs. Profitability in aftermarket sales remained unsatisfactory. During the quarter, profitability declined in component sales as a result of investments in new aircraft engines and many productions starts, which resulted in increased costs. At the same time, capacity in production plants could not be utilized optimally. Increased raw material costs also affected profitability.
For the full year, net sales increased by 7% to SEK 8,048 M (7,538), while operating income declined by 59% to SEK 345 M (836). The operating margin fell to 4.3% (11.1).

Volvo Aero invests in North America

Volvo Aero’s subsidiary Aero-Craft in Newington outside Hartford, Connecticut in the US is expanding. In November, ground was broken for an addition that will entail expanding the current plant by 70%.
Pratt & Whitney Rocketdyne has selected Volvo to participate in the early development of the nozzles for the J-2X engine. This engine will be used in NASA’s manned spacecraft ARES I, which will replace the space shuttle.

Financial Services - strong fourth quarter

•	Strong performance in all businesses
•	Delinquencies and risk parameters on low level
•	Good growth in Eastern Europe

New financing and penetration by business area	New financing, SEK M		Penetration, %
	Fourth quarter		Fourth quarter
	2006	2005	2006	2005
Volvo Trucks	5,410	4,350	27	25
Renault Trucks	1,356	1,507	15	16
Mack Trucks	632	942	9	12
Buses	268	281	13	12
Construction Equipment	2,334	1,991	32	35
Other	74	235	-	-
Total	10,074	9,306	22	21

Record volume in the fourth quarter

Total new financing volume in the fourth quarter of 2006 amounted to SEK 10.1 billion (9.3). In total, 12,264 units (10,946) were financed during the quarter, resulting in an average financing per contract of SEK 0.82 M (0.85).
In the markets where financing is offered, the average penetration rate in the fourth quarter was 22% (21).

Steady growth

Total assets at December 31, 2006 amounted to SEK 84 billion (86). Of the total assets, SEK 77 billion was attributable to the credit portfolio (79). Adjusted for exchange-rate movements, the credit portfolio grew by 5.3% (9.6). Volvo Trucks accounts for 48% of the credit portfolio, Construction Equipment for 22%, Renault Trucks for 15%, Mack Trucks for 9% and Buses for 5%. The remaining 1% is mainly attributable to Volvo Aero and Volvo Penta.

Good operating income and continued low risk level

Operating income in the fourth quarter amounted to SEK 524 M (479). Return on shareholders’ equity for the rolling 12 months was 15.5% (15.3). The equity ratio at the end of the fourth quarter was 11.5% (11.2).
Write-offs in the fourth quarter amounted to SEK 74 M (91). The annualized write-off ratio through December 31, 2006, was 0.33% (0.40). On December 31, 2006, the total credit reserves were 2.01% of the credit portfolio (2.17).
Credit provisions in the quarter were on the same level as the fourth quarter of 2005. Compared with previous quarters in 2006, credit provisioning increased during the fourth quarter, but were still at historically low levels. Write-offs, delinquencies, repossessions and inventory of equipment remain stable at low levels.

Business activities

During the fourth quarter Financial Services completed the annual survey of customers which showed that customer satisfaction has remained strong for the 2006 survey period. Notably, good progress has been made in the areas of: Initial Sales and Credit Process, Ownership Experience and Customer Service Experience. In China Financial Services commenced dealer financing activities to complement the retail financing started earlier in the year. Elsewhere VFS decided to establish finance companies in Slovakia and Hungary.

Significant events

Strategic decision on closure of Volvo Aero’s operations in Bromma

In November, it was announced that Volvo Aero had initiated codetermination negotiations with the trade unions relating to the closure of Volvo Aero Engine Services (VAES) in Bromma, which conducts overhaul of large aircraft engines. In recent years, the volumes of the engines overhauled in Bromma, the JT8D and JT9D, have declined sharply. Among other actions, VAES has tried to offset the declining volumes through complementing operations with a third engine type, the PW4000, but volumes have not reached the levels required. The company has investigated other possibilities, but all attempts have failed.
VAES in Bromma employs 456 persons, 145 salaried employees and 311 skilled workers. In accordance with the strategic decision, the operations will be gradually phased out during 2007. Costs for a closure are estimated to SEK 258 M.

SEK 1.8 bn expected in annual synergy gains through cooperation with Nissan Diesel

Within five years, the coordination gains between the Volvo Group and the Japanese truck manufacturer Nissan Diesel will total about SEK 1.8 billion, according to a joint study of the synergies just carried out by Volvo and Nissan Diesel. More than half of the total coordination benefits will occur within Nissan Diesel and the remainder within the Volvo Group.

Volvo Construction Equipment finalizes the acquisition of 70% of the shares in Lingong

In January 2007, it was announced that Volvo Construction Equipment (Volvo CE) had received all necessary regulatory approvals for the earlier announced equity investment of 70% in Shandong Lingong Construction Machinery Co, Ltd (Lingong), a major construction machinery manufacturer in China and the deal is now closed.
Volvo CE has invested RMB 328 million, corresponding to just over SEK 300 M, in exchange for 70% of the equity in Lingong. In 2005 Lingong’s operating income was RMB 10 million on revenue of RMB 2 billion. The deal has no material impact on Volvo’s financial position.

Dongfeng Motor Group, Nissan Motor and AB Volvo deepen discussions on possible future cooperation

In January 2007, it was announced that Dongfeng Motor Group Company Limited (DFG), Nissan Motor and AB Volvo is deepening discussions on a possible AB Volvo investment in the heavy and medium-duty commercial vehicle business currently included in Dongfeng Motor Co, Ltd (DFL) - the Chinese joint venture between DFG and Nissan Motor.
Nissan Motor will focus on passenger cars and light commercial vehicles and has divested its holding in Nissan Diesel to AB Volvo. Subsequently, DFG, Nissan Motor and AB Volvo initiated discussions at the end of 2006 with the Chinese authorities on the future possible cooperation of the parties. DFG intends to establish more competitive alliances with Nissan and AB Volvo respectively, in order for all parties to achieve the best development in their specialized field.
To move forward on this issue, DFG, Nissan Motor, DFL and AB Volvo also have signed a non-binding framework agreement with the intention of AB Volvo to invest in the heavy and medium-duty commercial vehicle business and future engine business, while Nissan Motor remains committed to the long-term cooperation with DFG regarding passenger vehicles and the light commercial business. Any future definitive agreement regarding such a transaction will be subject to approval by Chinese authorities.

Renault Trucks launches new version of lightweight truck

In January 2007, AB Volvo’s subsidiary Renault Trucks announced the launch of a new version of Renault Mascott. The new Renault Mascott is equipped with a new gearbox, new driveshaft and new engine. Two engine alternatives are available, 130 hp or 150 hp, which meet the European Euro 4 emissions standard. In addition, the Renault Mascott features a new, effective brake system that provides the shortest braking distance in the lightweight truck segment. The Renault Mascott is one of Renault Trucks best sellers in its segment, with nearly 15,000 vehicles sold during 2006. Deliveries of the newest version are expected to start at mid-year 2007.

Renault Trucks in distribution agreement with Nissan Motor regarding light truck

AB Volvo’s subsidiary Renault Trucks, announced in January 2007 that it had signed a distribution agreement covering the Renault Maxity light duty vehicle with the manufacturer Nissan Motor. An agreement in principle regarding the distribution agreement was signed in February 2006. Renault Maxity is a cab-over-engine light duty vehicle developed and produced for Renault Trucks by Nissan Motor. Sales by Renault Trucks’ dealers will begin in March 2007. Renault Maxity complements Renault Trucks’ existing range of light trucks, comprising Renault Master and Renault Mascott, and is produced in a range of weight classes from 2.8 to 4.5 tons, with three engine alternatives.

Mack Trucks launches new truck in construction segment

AB Volvo’s subsidiary Mack Trucks, Inc is launching a new truck model in the construction segment, the TerraPro Cabover. Mack holds a leading position in the US as a supplier of trucks in this segment. The model is a further development of Mack’s popular MR series and is adapted specially for handling concrete pumping. The new model offers customers a new driver environment including an ergonomic seat, spacious driver cab, effective climate-control system, easily accessible instrument and control panel and substantial storage space. Major emphasis was placed on reducing noise levels and the vibrations that arise during work operations. TerraPro Cabover is equipped with an 11-liter MP7, available in the 325 to 405 hp classes, or the 13-liter MP8 engine, available in the 415 to 485 hp classes. Both engines are approved in accordance with EPA 07

Significant events earlier in the year

•	Volvo became major shareholder in Nissan Diesel
•	Renault Trucks signed agreement in principle with Nissan Motors concerning new light truck
•	Volvo Group premiered hybrid technology for heavy vehicles
•	Volvo Trucks launched new models for the North American market
•	Annual General Meeting of AB Volvo
•	Volvo Trucks broadens its business with new, cleaner trucks for distribution
•	Launch of new versions of Renault Midlum and Renault Premium Distribution
•	World premiere for new Volvo 7700 city bus
•	Frame agreement between Renault Trucks and the GAZ Group
•	Volvo Board decided on new financial targets
•	AB Volvo increased its holding in Nissan Diesel
•	Volvo plans bus body cooperation in India
•	Volvo Construction Equipment invests in China
•	Reversal of reserve for tax receivables yields positive earnings effect

For further information regarding previously reported significant events, please refer to Volvo Group’s reports on the first three months, the first six months of 2006 and the first nine months of 2006. Information is also available at www.volvo.com.

Quarterly figures

Volvo Group
SEK M unless otherwise specified	4/2005	1/2006	2/2006	3/2006	4/2006
Net sales	65,287	60,172	65,472	57,426	65,065
Cost of sales	(51,677)	(46,296)	(50,465)	(44,660)	(50,821)
Gross income	13,610	13,876	15,007	12,766	14,244
Research and development expenses	(1,972)	(1,951)	(2,034)	(1,989)	(2,380)
Selling expenses	(5,687)	(4,940)	(5,059)	(4,830)	(5,170)
Administrative expenses	(1,614)	(1,627)	(1,562)	(1,436)	(1,727)
Other operating income and expenses 1)	(29)	(621)	(492)	(1,818)	(361)
Income from Financial Services 2)	479	571	626	580	524
Income from investments in associated companies	(517)	32	12	(10)	27
Income from other investments	(8)	90	41	(3)	13
Operating income	4,262	5,430	6,539	3,260	5,170
Interest income and similar credits	155	211	222	210	254
Interest expenses and similar charges	(296)	(236)	(245)	(143)	(192)
Other financial income and expenses	23	67	(59)	(183)	(6)
Income after financial items	4,144	5,472	6,457	3,144	5,226
Income taxes	(1,149)	(1,474)	(1,777)	795	(1,525)
Income for the period*	2,995	3,998	4,680	3,939	3,701
* Attributable to
Equity holders of AB Volvo	2,981	3,981	4,665	3,925	3,697
Minority interests	14	17	15	14	4
	2,995	3,998	4,680	3,939	3,701

Depreciation and amortization included above
	4/2005	1/2006	2/2006	3/2006	4/2006
Industrial and Commercial 1)	1,984	1,757	1,800	3,625	2,313
Financial Services	56	111	90	16	127
Classification Group versus segment Financial Services 3)	644	653	623	639	630
Total	2,684	2,521	2,513	4,280	3,070

Earnings per share, SEK 4)	7.37	9.84	11.53	9.70	9.13
Number of shares outstanding, million	404.5	404.5	404.7	404.8	404.8
Average number of shares during period, million	404.5	404.5	404.6	404.8	404.8
Number of company shares, held by AB Volvo	21.2	21.2	20.9	20.9	20.9

1) The third quarter of 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK -1,712 M.
2) Financial Services reported according to equity method.
3) Reclassification of financial leases in segment Financial Services to operational leases in the Group.
4) Income per share is calculated as Income for the period (excl minority interests) divided by the weighted average number of shares outstanding during the period.

Key operating ratios
%	4/2005	1/2006	2/2006	3/2006	4/2006
Gross margin	20.8	23.1	22.9	22.2	21.9
Research and development expenses in % of net sales	3.0	3.2	3.1	3.5	3.7
Selling expenses in % of net sales	8.7	8.2	7.7	8.4	7.9
Administrative expenses in % of net sales	2.5	2.7	2.4	2.5	2.7
Operating margin 1)	6.5	9.0	10.0	5.7	7.9

1) The third quarter of 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK -1,712 M.

Net sales
SEK M	4/2005	1/2006	2/2006	3/2006	4/2006
Trucks	43,441	40,453	43,468	38,674	43,711
Buses	5,260	4,187	4,506	3,687	4,476
Construction Equipment	10,301	9,362	10,976	9,473	10,753
Volvo Penta	2,428	2,723	2,841	2,385	2,536
Volvo Aero	2,110	2,163	1,899	1,910	2,076
Other	1,747	1,284	1,782	1,297	1,513
Net sales Volvo Group	65,287	60,172	65,472	57,426	65,065
Financial Services	1,956	2,099	2,099	2,634	2,137
Eliminations and other	443	464	423	419	425
Net sales total	67,686	62,735	67,994	60,479	67,627

Operating income
SEK M	4/2005	1/2006	2/2006	3/2006	4/2006
Trucks 1)	2,742	3,539	4,029	3,303	3,498
Buses	134	131	179	132	191
Construction Equipment	736	829	1,239	828	992
Volvo Penta	205	222	347	233	200
Volvo Aero	219	206	150	139	(150)
Financial Services	479	571	626	580	524
Other	(253)	(68)	(31)	(243)	(85)
Operating income (loss) 1)	4,262	5,430	6,539	4,972	5,170
Goodwill adjustment	-	-	-	(1,712)	0
Operating income (loss)	4,262	5,430	6,539	3,260	5,170

1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in the third quarter of 2006.

Operating margin
%	4/2005	1/2006	2/2006	3/2006	4/2006
Trucks 1)	6.3	8.7	9.3	8.5	8.0
Buses	2.5	3.1	4.0	3.6	4.3
Construction Equipment	7.1	8.9	11.3	8.7	9.2
Volvo Penta	8.4	8.2	12.2	9.8	7.9
Volvo Aero	10.4	9.5	7.9	7.3	(7.2)
Operating margin incl. Financial Services 1)	6.5	9.0	10.0	8.7	7.9
Operating margin incl. Financial Services	6.5	9.0	10.0	5.7	7.9

1) Excluding adjustment of goodwill in the subsidiary Mack Trucks in the third quarter of 2006.

Financial Information

In the comments on earnings on previous pages, Volvo Financial Services is reported in accordance with the equity method. From this page and forward, Volvo Financial Services is reported in accordance with the purchase method.

Consolidated income statements	Fourth quarter		Year
SEK M	2006	2005	2006	2005
Net sales	67,627	67,686	258,835	240,559
Cost of sales	(52,393)	(53,134)	(199,054)	(186,662)
Gross income	15,234	14,552	59,781	53,897
Research and development expenses	(2,380)	(1,972)	(8,354)	(7,557)
Selling expenses	(5,475)	(5,992)	(21,213)	(20,778)
Administrative expenses	(1,804)	(1,657)	(6,551)	(6,301)
Other operating income and expenses 1)	(445)	(149)	(3,466)	(588)
Income from investments in associated companies	27	(512)	61	(557)
Income from other investments	13	(8)	141	37
Operating income	5,170	4,262	20,399	18,153
Interest income and similar credits	194	114	666	654
Interest expenses and similar charges	(132)	(255)	(585)	(972)
Other financial income and expenses	(6)	23	(181)	181
Income after financial items	5,226	4,144	20,299	18,016
Taxes	(1,525)	(1,149)	(3,981)	(4,908)
Income for the period*	3,701	2,995	16,318	13,108
* Attributable to:
Equity holders of the parent company	3,697	2,981	16,268	13,054
Minority interests	4	14	50	54
	3,701	2,995	16,318	13,108

1) 2006 includes adjustment of goodwill in the subsidiary Mack Trucks of SEK -1,712 M.

Consolidated Balance Sheets	Dec 31	Dec 31
SEK M	2006	2005
Assets
Non-current assets
Intangible assets	19,117	20,421
Tangible assets	54,880	55,907
Financial assets	50,042	40,394
Total non-current assets	124,039	116,722

Current assets
Inventories	34,211	33,937
Short-term receivables	68,273	69,601
Non-current assets held for sale 1)	805	0
Marketable securities	20,342	28,834
Cash and bank accounts	10,757	8,113
Total current assets	134,388	140,485
Total assets	258,427	257,207

Shareholders' equity and liabilities
Shareholders' equity 2)	87,188	78,760
Non-current provisions 3)	19,864	21,263
Non-current liabilities	45,457	48,894
Current provisions	9,799	9,279
Liabilities associated with assets held for sale	280	0
Current liabilities	95,839	99,011
Total shareholders' equity and liabilities	258,427	257,207

1) As of December 31, 2006 assets and liabilities in Volvo Aero Engine Services (VAES) are classified as non-current assets held for sale, for further information see Significant events on page 19.
2) Of which, minority interests amounted to SEK 284 M (260).
3) Pension obligations and deferred taxes regarded as non-current provisions.

Cash-flow statement	Year
SEK billion		2006		2005
Operating activities
Operating income		20.4		18.2
Depreciation and amortization		12.4		9.9
Other non-cash items		0.7		0.4
Change in working capital		(7.7)		(12.5)
Financial items and income taxes		(4.3)		(2.0)
Cash flow from operating activities		21.5		14.0

Investing activities
Investments in fixed assets	(10.0)		(10.3)
Investment in leasing vehicles	(4.6)		(4.5)
Disposals of fixed assets and leasing vehicles	3.2		2.6
Investments in shares, net	(5.8)		0.3
Acquired and divested operations	0.5		0.7
Interest-bearing receivables incl. marketable securities	7.7	(9.0)	(1.3)	(12.5)
Cash flow after net investments		12.5		1.5

Financing activities
Change in loans, net	(2.6)		3.6
Dividend paid to AB Volvo shareholders	(6.8)		(5.1)
Repurchase of own shares	-		(1.8)
Other	0.0	(9.4)	0.0	(3.3)
Change in cash and cash equivalents		3.1		(1.8)
Translation difference on cash and cash equivalents		(0.5)		1.1
Change in cash and cash equivalents		2.6		(0.7)

Accounting principles
As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), formerly IAS, as adopted by the European Union. The accounting principles, which have been applied in the preparation of this report, are described in Note 1 to the consolidated financial statements that are included in the Volvo Group’s 2005 Annual Report. This interim report has been prepared in accordance with IAS 1, Presentation of Financial Statements, in applicable parts, and IAS 34, Interim Financial Reporting.

New accounting principles in 2006

In addition to the information provided in Note 1 in the 2005 Annual Report regarding new accounting principles in 2006, Volvo applies the updated standard IAS 21, Effects of Changes in Foreign Exchange Rates, which does not have any significant effect on Volvo’s financial position. With regard to application of IFRIC 4, Determining whether an arrangement contains a lease, and the supplement to IAS 39, Financial Instruments: Recognition and Measurement, pertaining to financial guarantee contracts, the comparison year is restated. The effect on Volvo’s shareholders’ equity amounts to a negative SEK 7 M on the opening balance for 2005 and a positive SEK 2 M for the income for the 2005 period. The change in IAS 39, regarding the reporting of financial assets and liabilities to fair value, has not affected Volvo’s financial position or income.

Accounting for the acquisition of shares in Nissan Diesel

On March 21, AB Volvo acquired 40 million shares, corresponding to 13% of the shares, in the Japanese truck manufacturer Nissan Diesel from Nissan Motor, with an option on Nissan Motor’s remaining 6% within four years. Since the acquisition in March, the holding is reported as an associated company, since Volvo believes that substantial influence exists. Volvo reports its share in earnings of Nissan Diesel with a time-lag of one quarter. Executive Vice President of AB Volvo and Deputy CEO of the Volvo Group, Jorma Halonen, was appointed Vice Chairman of the Board of Directors of Nissan Diesel on June 28.
During the third quarter, AB Volvo exercised its option to purchase an additional 6% of the shares in Nissan Diesel from Nissan Motor for approximately SEK 500 M. AB Volvo now owns a total of 19% of the shares in the Japanese truck manufacturer. In addition, AB Volvo has acquired all 57.5 million preference shares in Nissan Diesel from Nissan Motor and Japanese banks for a total of SEK 3.5 billion. The purchase price for the preference shares has been added to the earlier acquired 13% and the now acquired 6% and is thus reported as investments in associated companies. The preference shares that Volvo has acquired may during the period 2008-2014 be converted to shares in installments. It is the intention of Volvo to convert the preference shares. After full conversion, the preference shares will represent 165.1 million shares that combined with the current holding of 19% will correspond to 46.5% of the votes and capital in Nissan Diesel. Already on April 1, 2008, Volvo’s ownership may amount to 41.9%. The purchase of preference shares and their conversion will not require AB Volvo to make a compulsory offer for the remaining shares. Volvo’s total purchase consideration for 46.5% of the shares and votes in Nissan Diesel amounts to approximately SEK 5.5 billion.

Reversal of reserve for deferred tax receivables

During the third quarter, AB Volvo decided to reverse a valuation reserve for deferred tax receivables in the Mack Trucks subsidiary. The decision was based on the fact that Volvo assesses that the company has a long-term higher profitability. Reporting of the deferred tax receivables reduced tax expenses in the income statement in the third quarter by SEK 2,048 M. In accordance with prevailing accounting rules, Volvo adjusted goodwill by SEK 1,712 M, which affected operating income adversely. The combined earnings effect for the third quarter was a positive SEK 336 M.
 Most of the valuation reserve for deferred tax receivables that was reported in Mack Trucks was attributable to the time of the acquisition of Renault Trucks and Mack Trucks. In accordance with IFRS, a reversal of valuation reserves attributable to acquisitions was adjusted against the earlier reported goodwill. In an acquisition, the acquired company’s assets and liabilities are valued at fair value. In the case that the purchase consideration exceeds the revalued net assets, goodwill is reported. Normally, a so-called acquisition balance sheet is preliminary for 12 months during which period it may be changed in the case that another assessment is made in the net value of the assets. If a change occurs, a corresponding adjustment is made in goodwill. Changed assessments arising later are adjusted in the income statement but do not affect the goodwill value. An exception to this main rule is the case that a valuation reserve has been reported for deferred tax receivables. If such a valuation reserve is reversed at a later date, regardless of when in time, such a reversal shall be reported as if the deferred tax receivables value was reported at the time of the acquisition and that this value was included in the acquired company’s net assets. Consequently, this affects the original goodwill calculation. This means that in the item Other operating income and expenses, Volvo has reported an expense in the truck operations for the third quarter for adjustment of goodwill of SEK 1,712 M. The Volvo Group’s earnings for the period were affected positively by SEK 336 M.

Return on operating capital

Volvo reports return on operating capital in this report. Operating capital is defined as operating assets excluding Financial Services less operating liabilities excluding Financial Services. The Group’s rolling 12-month operating income less the operating income in the Financial Services segment is shown in relation to a quarterly weighted average of operating capital. For further information, see Note 7 to the consolidated financial statements that are included in the Volvo Group’s 2005 annual report.

Parent Company

Income from investments in Group companies includes dividends amounting to SEK 399 M (9,161), transfer price adjustments and Group contributions, net, of SEK 8,721 M (5,360) and write-downs of shareholdings of SEK 192 M (8,420).
During the year AB Volvo acquired 57.5 million shares, corresponding to 19% of the shares, in the Japanese truck manufacturer Nissan Diesel. The purchase price amounted to approximately SEK 2.0 billion. In addition, AB Volvo has bought all 57.5 million preference shares in Nissan Diesel for a total of approximately SEK 3.5 billion.

Parent Company, AB Volvo Income statements
SEK M	2006	2005
Net sales	764	663
Gross income	0	0
Operating expenses	(632)	(1,004)
Income (loss) from investments in Group companies	8,565	6,620
Income (loss) from investments in associated companies	7	0
Income (loss) from other investments	0	-1
Operating income (loss)	7,940	5,615
Interest income and expenses	(11)	83
Other financial income and expenses	126	(108)
Income (loss) after financial items	8,055	5,590
Allocations	(2,000)	0
Income taxes	(1,706)	(1,230)
Net income (loss)	4,349	4,360

Proposed ordinary dividend of SEK 25 per share, share split 6:1 and a redemption of the sixth share for an amount of SEK 25 per share

The Board of Directors proposes a dividend of SEK 25 per share, corresponding to 62% of AB Volvo’s income for financial year 2006, which means a total of SEK 10,120 M is being transferred to Volvo’s shareholders. The proposed dividend per share represents an increase of 49% compared with the preceding year. The Board proposes April 11 as the record date for entitlement to receive dividends and payment is expected to occur through VPC on April 16.
The Board also intends to propose that the Annual General Meeting decide on an automatic redemption procedure involving changes to the Articles of Association, a share split, reduction of share capital through cancellation of shares and a reestablishment of the share capital through a bonus issue.
The proposal mainly involves the following actions. The Articles of Association is changed so that the number of shares can be not less than 1,000,000,000 and not more than 4,000,000,000. Each Volvo share will be split into six shares, of which each sixth share will be designated a redemption share in the VPC system and be the object for separate trading during two weeks in May 2007. The company’s share capital is proposed to be reduced by SEK 425,684,044 through cancellation of 425,684,044 shares, of which 135,520,326 A shares and 290,163,718 B shares (after share split). The shares being cancelled are those shares that, after the share split has been implemented, will be designated redemption shares in the VPC system. A redemption amount in cash of SEK 25 will be paid for each redeemed share. The record date at VPC for the share split is expected to be April 30, 2007. Payment of the redemption amount is expected to occur on May 28, 2007. Finally, to facilitate a rapid procedure, it is proposed that the company’s share capital be re-established through an increase of SEK 425,684,044 through a bonus issue. The amount by which the share capital is increased will be transferred to share capital from unrestricted shareholders’ equity. No new shares will be issued in conjunction with the bonus issue.

Finally, the Board of Directors intends to propose that the Annual General Meeting approve a share-based incentive program for senior executives within the Volvo Group pertaining to the 2007 financial year. The structure of the program corresponds to the programs approved by the Annual General Meetings in 2006. Accordingly, the program will result in the number of eligible senior executives (including members of Group Management) amounting to not more than to 240 persons and the maximum number of Volvo shares that may be allotted to 518,0001, of which CEO Leif Johansson may receive a maximum of 8,000 shares and the other participants a maximum of 2,000 - 4,000 shares each. The number of shares to be allotted is proposed to depend upon the fulfillment of certain financial goals determined by the Board for the 2007 financial year2. Assuming the said goals are fulfilled in full and that the Volvo share price is SEK 480 at implementation of the program, Volvo’s costs for the program, including social fees, will be about SEK 287 M. Another element of the proposal is that treasury shares held by AB Volvo may be used to fulfill the company’s commitments in accordance with the program.

1) If the Annual General Meeting decides in accordance with the Board’s proposal of a 6-for-1 share split and an automatic redemption procedure, the number of shares must be multiplied by five.
2) Those shareholders not residing in Sweden at the time of allotment of shares shall in lieu of shares receive a cash payment corresponding to the market value of the shares at the allotment date.

Göteborg, February 2, 2007
AB Volvo (publ)

The Board of Directors

This report has not been reviewed by AB Volvo’s auditors.

Annual Report

AB Volvo’s annual report for 2006 is expected to be distributed in March 2007 to those shareholders who have requested it. It is expected to be available at the Group head office and at www.volvo.com from the middle of March.

Annual General Meeting

AB Volvo’s Annual General Meeting will be held on April 4, 2007 in Göteborg.

Report on the first three months 2007

AB Volvo’s report on the first three months 2007 will be published on Wednesday, April 25, 2007, and will be available at www.volvo.com.

Further publication dates
Report on the first six months 2007	July 25, 2007
Report on the first nine months 2007	October 24, 2007

This report contains forward-looking statements that reflect management’s current views with respect to certain future events and potential financial performance. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, (ii) success of business and operating initiatives, (iii) changes in the regulatory environment and other government actions, (iv) fluctuations in exchange rates and (v) business risk management.

This report does not imply that the company has undertaken to revise these forward-looking statements, beyond what is required under the company’s registration contract with the Stockholm Stock Exchange if and when circumstances arise that will lead to changes compared to the date when these statements were provided.

Deliveries

	Fourth quarter			Year
	2006	2005	Change	2006	2005	Change
Trucks
Europe	30,358	29,823	2%	114,417	103,622	10%
Western Europe	24,940	25,689	(3%)	97,074	91,087	7%
Eastern Europe	5,418	4,134	31%	17,343	12,535	38%
North America	17,672	16,709	6%	70,499	64,974	9%
South America	2,863	2,883	(1%)	11,646	11,248	4%
Asia	4,590	6,627	(31%)	12,817	25,706	(50%)
Middle East	3,318	5,523	(40%)	8,547	21,836	(61%)
Other Asia	1,272	1,104	15%	4,270	3,870	10%
Other markets	3,306	2,511	32%	10,552	8,829	20%
Total Trucks	58,789	58,553	0%	219,931	214,379	3%

Mack Trucks
Europe	0	0	-	0	1	(100%)
Western Europe	0	0	-	0	1	(100%)
Eastern Europe	0	0	-	0	0	-
North America	8,039	7,941	1%	32,793	32,346	1%
South America	485	854	(43%)	2,628	2,503	5%
Asia	2	1	100%	75	121	(38%)
Middle East	1	1	0%	73	119	(39%)
Other Asia	1	0	-	2	2	0%
Other markets	355	335	6%	1,342	1,251	7%
Total Mack Trucks	8,881	9,131	(3%)	36,838	36,222	2%

Renault Trucks
Europe	15,822	17,698	(11%)	65,189	60,988	7%
Western Europe	13,833	15,931	(13%)	58,063	55,526	5%
Eastern Europe	1,989	1,767	13%	7,126	5,462	30%
North America	(27)	146	-	561	477	18%
South America	149	336	(56%)	1,078	1,022	5%
Asia	2,173	2,491	(13%)	5,241	7,907	(34%)
Middle East	2,028	2,423	(16%)	4,792	7,592	(37%)
Other Asia	145	68	113%	449	315	43%
Other markets	1,750	1,047	67%	5,505	4,067	35%
Total Renault Trucks	19,867	21,718	(9%)	77,574	74,461	4%

Volvo Trucks
Europe	14,536	12,125	20%	49,228	42,633	15%
Western Europe	11,107	9,758	14%	39,011	35,560	10%
Eastern Europe	3,429	2,367	45%	10,217	7,073	44%
North America	9,660	8,622	12%	37,145	32,151	16%
South America	2,229	1,693	32%	7,940	7,723	3%
Asia	2,415	4,135	(42%)	7,501	17,678	(58%)
Middle East	1,289	3,099	(58%)	3,682	14,125	(74%)
Other Asia	1,126	1,036	9%	3,819	3,553	7%
Other markets	1,201	1,129	6%	3,705	3,511	6%
Total Volvo Trucks	30,041	27,704	8%	105,519	103,696	2%

Buses
Europe	1,033	926	12%	3,570	3,723	(4%)
Western Europe	930	822	13%	3,246	3,385	(4%)
Eastern Europe	103	104	(1%)	324	338	(4%)
North America	526	459	15%	1,741	1,546	13%
South America	224	1,008	(78%)	1,170	2,297	(49%)
Asia	526	842	(38%)	3,349	2,554	31%
Other markets	155	109	42%	530	555	(5%)
Total Buses	2,464	3,344	(26%)	10,360	10,675	(3%)